

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Jeremy R. Mork
President
Noble China Holdings Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

  Re: Noble China Holdings Limited
     Registration Statement on Form 10-12G
     Amended October 13, 2010
     File No. 000-54104

Dear Mr. Mork:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

  Please note that this filing will become effective automatically by operation of law 60 days after the date you initially filed it in August. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that you have provided a response letter for the entity China Bright Star Limited. Please file a response letter that addresses the comments issued to you.

2. We reissue prior comment 1 in part. We continue to note references to your "directors" throughout your registration statement.

3. Please provide a statement from the company that includes the acknowledgements contained in the penultimate paragraph of this comment letter.

Plan of Operation – General, page 2

4.   We reissue prior comment 3 because your revisions do not clarify how the registrant offers owners of other businesses the opportunity to control a "public company at substantially less cost" given that the private company could file its own Exchange Act registration statement rather than engage in a transaction with the registrant that requires Form 8-K disclosure.

5.   We reissue prior comment 4 to disclose the effect on the operating company of potentially becoming liable for your liabilities, both known and unknown. It is unclear how you believe retiring known liabilities and entering into an indemnification agreement would address these concerns, given that you likely could not retire unknown liabilities and that an indemnification agreement likely would provide protection only to the extent it could be enforced and to the extent of the indemnifying party's assets.

Acquisition of Opportunities, page 5

6.   Please reconcile your disclosure in the first paragraph under this section that "a majority of [your] officers and directors may, as part of the acquisition transaction, resign…" with your disclosure on page 17 stating that "[a]fter an acquisition is made, the management of the Company will resign."

7.   We note your revised disclosure in response to prior comment 6. Please reconcile your disclosure that you do "not expect to sell any additional shares prior to any acquisition" such that "the issue of shareholder approval will not be a material factor in any acquisition" with your disclosure under "Plan of Operation – General" that you "may raise funds in one or more private placements in advance of an acquisition." We also refer in this regard to your disclosure on page F-10 that you are "working toward raising operating capital through the private placement of [your] common stock or debt instruments."

8.   Regarding your response to prior comment 7, please expand to explain the nature of the "contractual relationships" upon which you may rely in the event that you acquire a PRC business.

9.   We reissue prior comment 8 as we continue to note a reference to "this offering" in this section and elsewhere in your registration statement.

Risks Related to Our Stockholders and Shares of Common Stock, page 10

It is likely that our common stock will be considered "penny stock," page 11

10.   We reissue prior comment 12. It remains unclear from your response and revised disclosure on what authority you rely for your statement that sales to individual

accredited investors and established customers are exempt from the penny stock rules that
you cite in your disclosure. See Exchange Act Rule 15g-1(b).

Risks Related to Doing Business in China…, page 12

11.	Refer to prior comment 13. Please tell us why you do not include a prominent risk factor
to disclose the tax effects on investors if you were to become a "resident enterprise" in
China.

Shareholders holding only one-third…, page 12

12.	Refer to the last sentence of this risk factor. Please tell us the authority on which you rely
to conclude that 100% of the one-third quorum is necessary to approve actions.

If we operate through a VIE structure in the PRC…, page 14

13.	Please provide us the basis for your statement that "three of [y]our subsidiaries in China
were qualified as high and new technology enterprises" in light of your disclosure
elsewhere in your registration statement, which indicates that you do not currently have
any subsidiaries.

Item 2. Financial Information, page 15

14.	We note the revision made in response to prior comment 15. Please tell us why you state
that you "elected" to expense organizational expenses. We refer you to FASB ASC 720-
15-25-1, which states that costs of start-up activities, including organization costs, shall
be expensed as incurred.

Management's Discussion and Analysis of Financial Condition…, page 15

15.	We note your response to prior comment 16. Please reconcile your disclosure that you
expect cash requirements "to be met by shareholder loans or from the private placement
of securities to your shareholder or its affiliates" with your disclosure in the first
paragraph under "Acquisition of Opportunities" that you do not "expect to sell additional
shares prior to any acquisition."

Item 3. Properties, page 17

16.	We reissue prior comment 18. Please revise to clarify, if true, that as of July 2010 you
pay $100 a month in rent to your officer and director.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

17.   We note from your response to prior comment 19 that Jeremy Mork also exercises control with respect to your shares held in the name of Millennium Group, Inc. Please revise your disclosure in the footnote to the table to reflect this.

Item 5. Directors and Executive Officers, page 17

18.   We reissue prior comment 33 in part, as we note that your revised disclosure does not address the removal of a director for cause.

Conflicts of Interest, page 18

19.   Refer to your responses to prior comments 22, 24 and 28. Please tell us who you believe are your promoters and affiliates; include in your response a complete description of the relevant activities of each person and entity that was involved in the organizing of your business and those who will be involved in the identification of acquisition targets. To the extent that you exclude from your list of promoters and affiliates family members that have been affiliated with Exchange Act reporting companies, please provide us a detailed analysis supporting such exclusion.

20.   Please revise to disclose the substance of the first sentence of your response to prior comment 25.

21.   We note your response to prior comment 26.

        • Please expand the response to the third sentence to clarify which entity's financial statements will reflect the expenses of seeking a target. If you believe those expenses need not be reflected on any entity's financial statements before the acquisition occurs, tell us the authority that supports your belief.

        • We reissue the portion of prior comment 26 that requested clarified disclosure as to how your affiliates will determine which shell company will engage in business combinations, as it remains unclear what processes your affiliates will undertake to allocate acquisition opportunities. Your reference to subway tokens appears to be inapplicable if other investors acquire an interest in the registrants, as you disclose elsewhere is possible given your funding requirements. How will those investors be able to evaluate in which of your affiliated companies they should invest if you do not provide information regarding how you will determine the order in which your affiliated companies will engage in business combinations or how you will ensure that the decision is objectively random?

22.   Please provide us a legal analysis in support of your response to prior comment 27 that the registrant is not considered a wholly owned subsidiary of a holding company.

Certain Relationships and Related Transactions, page 18

23.   The portions of Regulation S-K Item 407(a) that you cite in your response to prior comment 30 are not exemptions from disclosure. Please provide the information required by Regulation S-K Item 407(a) with respect to your director. Refer also to Regulation S-K Item 407(a)(1)(ii).

24.   Please reconcile your response to prior comment 31 with the transaction threshold amounts set forth in Regulation S-K Item 404(d)(1) and the guidance set forth in Question 130.03 of the Regulation S-K Compliance and Disclosure Interpretations, available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Memorandum of Association and Articles of Association, page 20

25.   Regarding your response to prior comment 37:

- please explain how your response to the first bullet point is consistent with the language in subparagraph (a) under "Resolution of Directors" in exhibit 3.1 describing a situation in which a director could be given more than one vote; and

- given your response to the third bullet point, please explain the meaning of the language set forth in section 3.1 of exhibit 3.2, which appears to provide for a circumstance in which the company is permitted to "redeem or otherwise acquire [s]hares" without the consent of shareholders.

Item 15. Financial Statements and Exhibits, page 30

26.   Your exhibit list indicates that two exhibits are filed with this amendment; however, only one exhibit is included with the amendment. Please accurately disclose where investors can find your exhibits.

Signatures, page 30

27.   We reissue prior comment 45, as we note the October 5, 2010 date accompanying the signatures to your October 13, 2010 filing.

Exhibit 3.1

28.   We reissue the second bullet point of prior comment 46, as we continue to note blanks in section 2.1.

Exhibit 3.2

29.   We note your response to prior comment 47; however, the language in the first sentence of Article 1.2 appears to be much broader than the explanation and examples that you have provided in your response. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via facsimile):   Jehu Hand, Esq. — Hand & Hand